U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                           FORM 12B-25

          NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                    0-14060

               (CHECK ONE):                       CUSIP NUMBER
                                                    461190100


[  ]  Form 10-K and Form 10-KSP    [  ]  Form 20-F    [  ]  Form 11-K
        [ x ]  Form 10-Q and Form 10-QSB  [  ] Form N-SAR

   For Period Ended:         JUNE 30, 1999
   [  ] Transition Report on Form 10-K
   [  ] Transition Report on Form 20-F
   [  ] Transition Report on Form 11-K
   [  ] Transition Report on Form 10-Q
   [  ] Transition Report on Form N-SAR
   For the Transition Period Ended:


        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
        PLEASE PRINT OR TYPE.
        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I-REGISTRANT INFORMATION

   Full Name of Registrant

      Intrenet, Inc.

   Former Name if Applicable



   Address of Principal Executive Office (Street and Number)

          400 TECHNECENTER DRIVE,SUITE 200

   City, State and Zip Code

          MILFORD, OHIO  45150



PART II-RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [<para>23,047], the following should be completed.
(Check box if appropriate)

[x]     (a)  The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

[x]     (b)  The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (<para>72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ]     (c)  The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.



PART III-NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (<para>72,439), effective August 13, 1992, 57 FR 36442.]
                                (Attach Extra Sheets if Needed)

   The Registrant has been unable to complete the financial statements and other disclosures required by Form 10-Q because of recent settlement discussions in connection with the contingent liability related to the withdrawal from a multi-employer pension fund by an indirect subsidiary of the Registrant's predecessor. Because of those discussions, the Registrant is evaluating the accounting and disclosure requirements related to this contingency. The Registrant intends to file its Form 10-Q within five calendar days.


PART IV-OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

      RUSSELL L. DEEG       513                    576-6666
        (Name)          (Area Code)          (Telephone Number)

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [ x ]  Yes     [  ]  No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [ x ]  Yes     [  ]  No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   The Registrant will report losses for both the three- and six-month periods of 1999 compared to net profits for the comparable periods of 1998. The 1999 losses are the result of one-time charges related to a contingent liability for pension fund obligations and to management changes. In addition, 1999 operating results have been adversely affected by increased fuel costs, driver turnover, higher driver wages and inefficient equipment utilization. It is anticipated that the net loss for the three-month period ended June 30, 1999 will range from $2 million to $3 million.



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
                         INTRENET, INC.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    AUGUST 16, 1999          By: /S/ RUSSELL L. DEEG
                                     Russell L. Deeg,
                                     Vice President and Controller


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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